SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In May, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)			Quantity	%
						Same Class and Type	Total
Shares		Common			5,945,749	0.0378	0.0378
ADR (*)		Common			367,280	0.0023	0.0023

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Direct with the Company	Subscription	13	544,630	1.54022	838,850.72
			Total Subscription		544,630		838,850.72

Shares	Common	Itau Corretora	Sell	15	1,000	19.58	19,580.00
Shares	Common	JP Morgan	Sell	15	8,700	19.59	170,433.00
Shares	Common	JP Morgan	Sell	15	1,300	19.60	25,480.00
			Total Sell		11,000		215,493.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)			Quantity	%
						Same Class and Type	Total
Shares		Common			6,479,379	0.0412	0.0412
ADR (*)		Common			367,280	0.0023	0.0023

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In May, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,291,600,795		71.8404	71.8404
ADR (*)	Common			16,302,499		0.1037	0.1037

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Brasil Plural	Buy	15	5,200	19.38	100,776.00
Shares	Common	Brasil Plural	Buy	15	18,900	19.39	366,471.00
Shares	Common	Brasil Plural	Buy	15	74,000	19.40	1,435,600.00
Shares	Common	Brasil Plural	Buy	15	5,600	19.42	108,752.00
Shares	Common	Brasil Plural	Buy	15	2,500	19.43	48,575.00
Shares	Common	Brasil Plural	Buy	15	7,500	19.44	145,800.00
Shares	Common	Brasil Plural	Buy	15	51,200	19.45	995,840.00
Shares	Common	Brasil Plural	Buy	15	1,700	19.47	33,099.00
Shares	Common	Brasil Plural	Buy	15	400	19.48	7,792.00
Shares	Common	Brasil Plural	Buy	15	8,400	19.49	163,716.00
Shares	Common	Brasil Plural	Buy	15	24,600	19.50	479,700.00
Shares	Common	Brasil Plural	Buy	15	1,800	19.52	35,136.00
Shares	Common	Brasil Plural	Buy	15	11,100	19.53	216,783.00
Shares	Common	Brasil Plural	Buy	15	62,200	19.54	1,215,388.00
Shares	Common	Brasil Plural	Buy	15	85,300	19.55	1,667,615.00
Shares	Common	Brasil Plural	Buy	15	1,000,000	19.57	19,570,000.00
Shares	Common	Brasil Plural	Buy	22	200	18.61	3,722.00
Shares	Common	Brasil Plural	Buy	22	3,800	18.62	70,756.00
Shares	Common	Brasil Plural	Buy	22	80,500	18.63	1,499,715.00
Shares	Common	Brasil Plural	Buy	22	69,200	18.64	1,289,888.00
Shares	Common	Brasil Plural	Buy	22	346,300	18.65	6,458,495.00
Shares	Common	Brasil Plural	Buy	22	1,500	18.71	28,065.00
Shares	Common	Brasil Plural	Buy	22	60,000	18.72	1,123,200.00
Shares	Common	Brasil Plural	Buy	22	5,300	18.73	99,269.00
Shares	Common	Brasil Plural	Buy	22	11,900	18.74	223,006.00
Shares	Common	Brasil Plural	Buy	22	32,900	18.75	616,875.00
Shares	Common	Brasil Plural	Buy	22	26,800	18.76	502,768.00
Shares	Common	Brasil Plural	Buy	22	24,700	18.77	463,619.00
Shares	Common	Brasil Plural	Buy	22	15,600	18.78	292,968.00
Shares	Common	Brasil Plural	Buy	22	26,100	18.79	490,419.00
Shares	Common	Brasil Plural	Buy	22	95,200	18.80	1,789,760.00
Shares	Common	Brasil Plural	Buy	22	6,400	18.86	120,704.00
Shares	Common	Brasil Plural	Buy	22	31,400	18.87	592,518.00
Shares	Common	Brasil Plural	Buy	22	32,800	18.88	619,264.00
Shares	Common	Brasil Plural	Buy	22	55,300	18.89	1,044,617.00
Shares	Common	Brasil Plural	Buy	22	174,100	18.90	3,290,490.00
Shares	Common	Brasil Plural	Buy	29	400	18.23	7,292.00
Shares	Common	Brasil Plural	Buy	29	11,300	18.24	206,112.00
Shares	Common	Brasil Plural	Buy	29	20,000	18.25	365,000.00
Shares	Common	Brasil Plural	Buy	29	47,300	18.26	863,698.00
Shares	Common	Brasil Plural	Buy	29	32,500	18.27	593,775.00
Shares	Common	Brasil Plural	Buy	29	42,600	18.28	778,728.00
Shares	Common	Brasil Plural	Buy	29	32,800	18.29	599,912.00
Shares	Common	Brasil Plural	Buy	29	58,100	18.30	1,063,230.00
Shares	Common	Brasil Plural	Buy	29	200	18.34	3,668.00
Shares	Common	Brasil Plural	Buy	29	11,700	18.35	214,695.00
Shares	Common	Brasil Plural	Buy	29	2,000	18.36	36,720.00
Shares	Common	Brasil Plural	Buy	29	3,000	18.37	55,110.00
Shares	Common	Brasil Plural	Buy	29	20,600	18.38	378,628.00
Shares	Common	Brasil Plural	Buy	29	96,600	18.39	1,776,474.00
Shares	Common	Brasil Plural	Buy	29	472,000	18.40	8,684,800.00
Shares	Common	Brasil Plural	Buy	29	6,000	18.43	110,580.00
Shares	Common	Brasil Plural	Buy	29	33,300	18.44	614,052.00
Shares	Common	Brasil Plural	Buy	29	60,700	18.45	1,119,915.00
Shares	Common	Brasil Plural	Buy	29	48,900	18.50	904,650.00
			Total Buy		3,460,400		65,588,200.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,295,061,195		71.8624	71.8624
ADR (*)	Common			16,302,499		0.1037	0.1037

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In May, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer